                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*

                               AEP Industries Inc.
                                 (Name of Issuer)

                                   Common Stock
                         (Title of Class of Securities)

                                    001031103
                                  (CUSIP Number)

                                  William Ehrman
                EGS Partners, L.L.C., 350 Park Ave., 11th Fl.,
                         New York, NY 10022 212-755-9000
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                                 December 14, 1998
           (Date of event which requires filing of this statement)

                                Page 1 of 31 Pages

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.d-1(g), check the following box / /

     NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   13D
CUSIP No. 001031103                                        Page 2 of 31 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Management, L.L.C.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC, OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  510,788
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          510,788
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          510,788
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          6.9%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          OO
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!


<PAGE

                                  13D
CUSIP No. 001031103                                        Page 3 of 31 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Associates, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  328,120
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          328,120
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          328,120
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          4.4%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                        Page 4 of 31 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          EGS Partners, L.L.C.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,729,955
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,730,469
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,730,469
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          23.3%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IA
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                        Page 5 of 31 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Bev Partners, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  153,985
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          153,985
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          153,985
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          2.1%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                        Page 6 of 31 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Jonas Partners, L.P.
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          WC
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  28,683
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          28,683
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          28,683
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          0.4%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          PN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                        Page 7 of 31 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          William Ehrman
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   PF   OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    42,556
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,729,955
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 42,556
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,730,469
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,773,025
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          23.8%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                        Page 8 of 31 Pages
-----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Frederic Greenberg
-----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
-----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   PF   OO
-----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
-----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
-----------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    5,902
-----------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,730,655
-----------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 5,902
-----------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,730,469
-----------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,737,171
-----------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          23.3%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
-----------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                         Page 9 of 31 Pages
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Julia Oliver
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   PF   OO
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
------------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,729,955
------------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,730,469
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,730,469
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          23.3%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
------------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                        Page 10 of 31 Pages
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          Jonas Gerstl
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   OO
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
------------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,729,955
------------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,730,469
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,730,469
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          23.3%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
------------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                        Page 11 of 31 Pages
------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                          William D. Lautman
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                          AF   OO
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                          United States
------------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,729,955
------------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,729,955
------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                          1,730,469
------------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                          23.3%
------------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                          IN
------------------------------------------------------------------------------
                    **SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  13D
CUSIP No. 001031103                                        Page 12 of 31 Pages

     The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"),
(iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"),
(iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"),
(v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, and
(viii) Jonas Gerstl, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries Inc. (the "Company"), is hereby amended and restated by this Amendment No. 24 to the Schedule 13D as follows:

ITEM 1.    SECURITY AND ISSUER.

     This statement relates to the common stock (the "Common Stock"),issued by AEP Industries Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 125 Phillips Avenue, South Hackensack, New Jersey 07606.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a)   This statement is filed by (i) EGS Associates, L.P., a
Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a New York limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a New York limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (vii) Julia Oliver, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; (ix) William D. Lautman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; and (x) EGS Management, L.L.C., a Delaware limited liability company ("EGS Management") with respect to shares of Common Stock beneficially owned by EGS Associates, BEV Partners and Jonas Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

                                  13D
CUSIP No. 001031103                                        Page 13 of 31 Pages

     The members of each of EGS Management and EGS Partners are William Ehrman, Frederic Greenberg, Julia Oliver, Jonas Gerstl and William D. Lautman (collectively, the "Managing Members").

     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Management, EGS Partners, Bev Partners, Jonas Partners and each of the Managing Members is 350 Park Avenue, 11th Floor, New York, New York 10022.

     (c) The principal business of each of EGS Associates, Bev Partners and Jonas Partners is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the Managing Members are as Managing Members of EGS Management and EGS Partners. The principal business of EGS Management is to serve as general partner to certain private investment partnerships.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates and Bev Partners are Delaware limited partnerships. Jonas Partners is a New York limited partnership. EGS Partners and EGS Management are Delaware limited liability companies.

ITEM 3.    Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, Jonas Partners, and EGS Management is approximately $6,165,213, $40,289,354, $2,959,297, $480,919, $9,605,429 respectively. The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman is approximately $1,607,299 and by Mr. Greenberg is approximately $60,011.

     Messrs. Gerstl and Lautman and Ms. Oliver currently own directly no shares of Common Stock.

<PAGE

                                  13D
CUSIP No. 001031103                                        Page 14 of 31 Pages

     The shares of Common Stock purchased by each of EGS Associates, Bev Partners and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ehrman and Mr. Greenberg were purchased with personal funds.

     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners Bev Partners and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Deutsche Bank. The shares owned by Mr. Ehrman are held in accounts maintained at Bank of America Securities, LLC. Currently, the interest rate charged on such various margin accounts is approximately 7.75% per annum.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. Each may dispose of any or all of the shares of Common Stock held by it or him at any time.

     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.    Interest in Securities of the Issuer.

     (a) The approximate aggregate percentage of Common Stock reported beneficially owned by each person herein is based on 7,442,161 shares outstanding, which is the total number of shares of Common Stock outstanding as of December 31, 1999, as reflected in the Company's annual report on Form 10-K filed with the Securities and Exchange Commission (the "Commission") for the fiscal year ended October 31, 1999.

     As of the close of business on January 28, 2000:

          (i) EGS Associates owns beneficially 328,120 shares of Common Stock, constituting approximately 4.4% of the shares outstanding.


<PAGE

                                  13D
CUSIP No. 001031103                                        Page 15 of 31 Pages

          (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 1,730,469 shares, constituting approximately 23.3% of the shares outstanding, purchased for discretionary accounts managed by it.

          (iii) Bev Partners owns beneficially 153,985 shares of Common Stock, constituting approximately 2.1% of the shares outstanding.

          (iv) Jonas Partners owns beneficially 28,683 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (v) Mr. Ehrman owns beneficially through ownership by himself, 42,556 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (vi) Mr. Greenberg owns beneficially through ownership by himself, 5,902 shares of Common Stock, constituting less than 1% of the shares outstanding.

          (vii) Messrs. Gerstl, Lautman and Ms. Oliver own directly no shares of Common Stock.

          (viii) EGS Management owns directly no shares of Common Stock. By reason of provisions of Rule 13d-3 of the Act, EGS Management may be deemed to own beneficially the 505,788 shares beneficially owned by EGS Associates, BEV Partners and Jonas Partners.

          By reason of the provisions of Rule 13D-3 of the Act, each of the Managing Members may be deemed to own the 328,120 shares of Common Stock beneficially owned by EGS Associates, the 1,730,469 shares beneficially owned by EGS Partners, the 153,985 shares beneficially owned by Bev Partners and the 28,683 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, EGS Management, Bev Partners and Jonas Partners are aggregated, they total 1,730,469 shares of Common Stock, constituting approximately 23.3% of the shares outstanding.

          (ix) In the aggregate, the Reporting Persons own beneficially a total of 1,779,727 shares of Common Stock, constituting approximately 23.9% of the shares outstanding.

     (b)   (i)   Each of EGS Associates, EGS Partners, Bev Partners and Jonas
Partners has the power to vote on all of the shares of Common Stock, except for 514 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the Managing Members.

                                  13D
CUSIP No. 001031103                                        Page 16 of 31 Pages

Each of the discretionary accounts is party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

            (ii) Mr. Ehrman has sole power to vote 42,556 shares that he personally owns.

            (iii) Mr. Greenberg has sole power to vote 5,902 shares that he personally owns.

     (c) The trading dates, number of shares purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to December 14, 1998 until February 11, 2000, by EGS Associates, EGS Partners, EGS Overseas Fund, Ltd., Bev Partners, FK Investments, Jonas Partners and William Ehrman are set forth in Schedules A, B, C, and D, E, F and G, and, except as indicated, were all effected in the over-the-counter market. During such period, Messrs. Greenberg, Gerstl and Lautman and Ms. Oliver did not enter into any transactions in the Common Stock.

     (d) No person other than each respective record owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.

                                    13D
CUSIP No. 001031103                                        Page 17 of 31 Pages

                                SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 18, 2000

                            /s/ William Ehrman
                            --------------------------------
                            William Ehrman, individually and as Managing
                            Member of EGS Management, L.L.C. on behalf
                            of EGS Management, L.L.C. and on behalf of
                            EGS ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                            and JONAS PARTNERS, L.P., and as a member of
                            EGS PARTNERS, L.L.C.

                            /s/ Frederic Greenberg
                            --------------------------------
                            Frederic Greenberg, individually

                            /s/ Jonas Gerstl
                            --------------------------------
                            Jonas Gerstl, individually

                            /s/ William Lautman
                            --------------------------------
                            William Lautman, individually

                            /s/ Julia Oliver
                            --------------------------------
                            Julia Oliver, individually

                                     13D
CUSIP No. 001031103                                        Page 18 of 31 Pages

                                  SCHEDULE A
                                  ----------

                             EGS Associates, L.P.
                             --------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     10/15/98                    1,330                     20.19
     10/15/98                    3,192                     19.00
     6/1/99                      4,500                     37.13
     6/1/99                      4,500                     37.13
     6/7/99                      1,128                     34.79
     6/8/99                      3,070                     34.73
     6/16/99                       705                     28.75
     6/16/99                     1,293                     28.58
     8/18/99                       500                     36.02
     8/23/99                       689                     36.57
     8/31/99                       700                     38.71
     9/8/99                        620                     38.33
     9/17/99                     1,100                     38.58
     9/17/99                       500                     38.38
     9/27/99                       563                     38.30
     9/30/99                       426                     36.94
     9/30/99                       341                     36.37
     9/30/99                       686                     36.44
     10/5/99                       700                     36.06
     10/5/99                     1,068                     36.66
     10/11/99                    1,241                     35.50
     10/13/99                    1,700                     35.44
     10/13/99                      400                     32.19
     10/13/99                      100                     35.53
     11/4/99                       500                     32.37
     11/4/99                       900                     31.88
     1/1/00                     28,931                     25.75
     2/8/00                        300                     32.93
     2/8/00                        800                     33.17
                               328,120

                                     13D
CUSIP No. 001031103                                        Page 19 of 31 Pages

                                  SCHEDULE B
                                  ----------

                             EGS Partners, L.L.C.
                             --------------------
                    (excluding EGS Overseas Fund Limited)

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     10/15/98                       15                     20.19
     10/15/98                       36                     19.00
     6/7/99                         10                     34.79
     6/8/99                         25                     34.73
     6/16/99                         6                     28.75
     6/16/99                        11                     28.58
     8/23/99                       200                     36.57
     10/5/99                        21                     36.66
     10/11/99                       15                     35.57
     10/13/99                      100                     35.53
     11/4/99                        25                     31.88
     2/8/00                         25                     33.17

     10/15/98                    3,195                     20.19
     10/15/98                    7,668                     19.00
     10/16/98                      500                     20.32
     10/19/98                      500                     20.45
     10/20/98                    1,500                     20.30
     10/21/98                      700                     20.20
     10/22/98                    1,300                     20.11
     10/26/98                    2,600                     20.27
     10/27/98                      600                     20.49
     10/28/98                      400                     20.57
     10/29/98                    1,700                     20.45
     10/30/98                      600                     20.82
     11/2/98                       800                     21.59
     11/3/98                       300                     21.76
     11/4/98                       500                     21.83
     11/5/98                     1,100                     23.12
     11/6/98                       700                     23.66
     11/9/98                       500                     24.07
     11/10/98                    1,800                     23.49

                                     13D
CUSIP No. 001031103                                        Page 20 of 31 Pages

     11/11/98                      200                     23.57
     11/12/98                    1,200                     23.36
     11/13/98                    1,400                     23.01
     11/13/98                      500                     22.81
     11/16/98                    2,000                     22.29
     11/16/98                    1,000                     22.31
     11/17/98                      600                     21.74
     11/18/98                    3,000                     21.31
     11/18/98                      300                     21.19
     11/18/98                      500                     21.00
     11/19/98                      800                     21.16
     11/20/98                    1,000                     20.63
     11/20/98                    1,000                     21.00
     11/20/98                      700                     20.89
     11/23/98                    2,200                     20.92
     11/23/98                      500                     20.89
     11/24/98                    3,000                     21.00
     11/24/98                    1,000                     20.75
     11/24/98                      500                     20.92
     11/25/98                      200                     21.57
     11/25/98                    1,000                     20.75
     11/25/98                      100                     21.00
     11/30/98                      700                     21.57
     12/1/98                       200                     21.57
     12/1/98                     2,000                     21.25
     12/2/98                     1,600                     21.04
     12/3/98                     1,500                     21.01
     12/4/98                     1,600                     20.85
     12/7/98                       500                     21.57
     12/8/98                       200                     21.82
     12/11/98                    2,700                     21.50
     12/11/98                      300                     21.78
     12/11/98                      800                     21.38
     12/14/98                      500                     21.70
     12/15/98                    3,000                     21.69
     12/15/98                    1,800                     21.50
     12/16/98                    2,200                     21.10
     12/17/98                      400                     20.38
     12/17/98                    1,700                     20.68
     12/18/98                      900                     20.99
     12/18/98                    1,500                     21.00
     12/18/98                    5,500                     21.00
     12/21/98                    5,300                     21.13
     12/21/98                      800                     21.16
     12/21/98                    2,200                     21.00
     12/22/98                    1,500                     21.25
     12/22/98                    8,500                     19.50

                                     13D
CUSIP No. 001031103                                        Page 21 of 31 Pages

     12/22/98                    1,750                     20.71
     12/22/98                    1,000                     20.63
     12/23/98                    2,000                     21.13
     12/23/98                    1,500                     21.00
     12/24/98                      800                     21.24
     12/28/98                    3,466                     21.44
     12/28/98                      500                     21.32
     12/28/98                      500                     21.38
     12/29/98                    4,000                     21.50
     12/29/98                      100                     21.38
     12/29/98                      400                     21.07
     12/30/98                    1,500                     21.81
     12/30/98                      900                     21.82
     12/30/98                    3,300                     21.94
     12/31/98                    2,500                     21.94
     12/31/98                    1,000                     21.80
     12/31/98                      500                     22.00
     1/4/99                      1,000                     21.96
     1/5/99                      1,700                     22.11
     1/6/99                      1,000                     22.72
     1/6/99                      1,500                     22.38
     1/7/99                        200                     22.57
     1/8/99                        800                     22.29
     1/8/99                        500                     22.00
     1/8/99                     11,000                     22.64
     1/11/99                     1,100                     22.38
     1/11/99                     1,800                     22.32
     1/12/99                     2,000                     21.69
     1/12/99                     3,300                     21.85
     1/13/99                     4,700                     21.31
     1/14/99                       900                     21.07
     1/14/99                     2,000                     21.13
     1/15/99                     1,000                     21.13
     1/15/99                       200                     21.39
     1/19/99                       500                     21.22
     1/25/99                       700                     22.21
     1/26/99                       500                     21.87
     1/28/99                       300                     21.57
     2/3/99                        300                     20.45
     2/5/99                     59,700                     19.13
     2/8/99                        700                     20.03
     2/9/99                      1,600                     19.77
     2/9/99                      2,500                     19.63
     2/10/99                       200                     19.38
     2/10/99                       200                     20.07
     2/11/99                       600                     19.76
     2/12/99                     1,000                     19.30
     2/16/99                       200                     19.95

                                     13D
CUSIP No. 001031103                                        Page 22 of 31 Pages

     2/16/99                     7,600                     19.50
     2/17/99                       600                     19.53
     2/18/99                       600                     19.53
     2/19/99                       600                     19.32
     2/22/99                     1,000                     19.25
     2/23/99                     1,000                     19.32
     2/25/99                       100                     19.45
     2/26/99                       800                     19.30
     3/1/99                      1,300                     19.31
     3/2/99                        400                     19.32
     3/3/99                      2,500                     19.17
     3/4/99                        600                     19.27
     3/5/99                      8,000                     20.01
     3/5/99                      3,800                     20.51
     3/8/99                      1,000                     21.00
     3/8/99                      1,500                     21.19
     3/9/99                      1,000                     22.13
     3/9/99                        200                     21.82
     3/10/99                     1,000                     22.63
     3/10/99                       500                     22.67
     3/11/99                       700                     22.78
     3/12/99                       800                     22.79
     3/15/99                       400                     22.82
     3/16/99                       200                     22.82
     3/16/99                     4,000                     22.66
     3/17/99                       200                     22.82
     3/18/99                       700                     23.57
     3/18/99                     1,000                     22.63
     3/19/99                     1,100                     24.35
     3/22/99                       200                     25.07
     3/23/99                       900                     24.68
     3/24/99                     2,900                     24.61
     3/25/99                     1,400                     24.89
     3/26/99                       200                     24.95
     3/29/99                     3,200                     24.87
     3/30/99                       800                     24.99
     3/31/99                     2,100                     25.01
     3/31/99                     3,200                     25.13
     4/1/99                      1,600                     25.40
     4/5/99                        500                     25.56
     4/5/99                        500                     25.25
     4/5/99                        200                     25.70
     4/6/99                        700                     25.86
     4/7/99                        600                     25.99
     4/8/99                      2,700                     25.69
     4/9/99                        200                     26.07
     4/12/99                       900                     26.14
     4/13/99                       800                     26.32

                                     13D
CUSIP No. 001031103                                        Page 23 of 31 Pages

     4/14/99                     1,800                     26.76
     4/15/99                     1,100                     27.46
     4/16/99                     1,400                     27.88
     4/19/99                     3,000                     28.13
     4/19/99                       600                     28.45
     4/21/99                     1,500                     28.38
     4/21/99                     1,100                     28.84
     4/22/99                       700                     29.93
     4/23/99                     1,700                     31.11
     4/26/99                       700                     31.05
     4/27/99                     5,000                     30.50
     4/27/99                     3,600                     30.91
     4/28/99                     1,700                     30.88
     4/29/99                       400                     31.01
     4/30/99                     3,700                     30.14
     5/3/99                        445                     30.62
     5/3/99                      6,230                     31.13
     5/5/99                        700                     32.07
     5/6/99                        300                     32.07
     5/7/99                        800                     33.35
     5/10/99                       800                     34.88
     5/11/99                     1,600                     34.50
     5/11/99                       600                     34.38
     5/12/99                     1,200                     35.67
     5/13/99                     1,300                     36.42
     5/14/99                       200                     36.70
     5/17/99                     2,500                     36.29
     5/18/99                       800                     36.88
     5/19/99                       400                     37.45
     5/20/99                     2,000                     36.88
     5/20/99                       800                     37.10
     5/21/99                     3,000                     37.15
     5/24/99                       600                     37.07
     5/25/99                     1,300                     36.94
     5/26/99                       800                     36.79
     5/27/99                     1,900                     36.53
     6/4/99                      3,000                     35.07
     6/7/99                      3,254                     34.79
     6/9/99                      1,900                     34.43
     6/10/99                     2,400                     34.07
     6/11/99                     2,000                     33.56
     6/11/99                     4,900                     33.62
     6/14/99                     3,500                     32.92
     6/15/99                     2,500                     31.93
     6/15/99                     2,100                     32.28
     6/16/99                     1,000                     29.75
     6/16/99                     2,034                     28.75
     6/16/99                     3,728                     28.58

                                     13D
CUSIP No. 001031103                                        Page 24 of 31 Pages

     6/21/99                     2,000                     27.94
     6/22/99                     4,700                     27.04
     6/23/99                     1,600                     25.90
     6/23/99                     1,000                     25.56
     6/29/99                     1,000                     28.88
     7/6/99                      1,700                     34.10
     7/7/99                      1,100                     34.71
     7/8/99                      1,500                     37.57
     7/9/99                      2,000                     37.71
     7/13/99                     4,900                     37.37
     7/16/99                       700                     37.28
     7/19/99                       500                     37.45
     7/20/99                     2,400                     37.14
     7/21/99                     1,000                     37.12
     7/22/99                     2,300                     36.90
     7/23/99                     1,700                     36.95
     7/26/99                     1,500                     36.81
     7/27/99                     2,100                     36.92
     7/27/99                     2,200                     36.93
     7/28/99                     2,400                     36.61
     7/29/99                     1,900                     36.47
     7/29/99                       800                     36.82
     8/2/99                      1,000                     36.82
     8/4/99                      1,000                     36.87
     8/5/99                      3,300                     36.73
     8/9/99                      1,900                     36.55
     8/9/99                        800                     36.46
     8/11/99                       800                     35.15
     8/11/99                       100                     35.09
     8/11/99                       700                     34.78
     8/11/99                     1,400                     35.92
     8/12/99                       200                     35.96
     8/12/99                       300                     35.95
     8/13/99                       800                     35.99
     8/16/99                       700                     35.95
     8/19/99                       600                     35.99
     8/26/99                     2,400                     38.68
     8/27/99                     1,500                     38.62
     9/1/99                        900                     38.49
     9/8/99                        907                     38.33
     9/9/99                      2,000                     38.50
     9/10/99                       800                     38.85
     9/13/99                       800                     38.79
     9/15/99                     1,100                     38.55
     9/16/99                       700                     38.57
     9/16/99                       100                     38.38
     9/21/99                       200                     38.57
     9/24/99                       300                     38.36

                                     13D
CUSIP No. 001031103                                        Page 25 of 31 Pages

     9/24/99                     1,700                     38.32
     9/27/99                     2,483                     38.30
     9/29/99                       500                     37.17
     9/29/99                       100                     36.65
     9/30/99                     1,502                     36.37
     9/30/99                     1,879                     36.94
     9/30/99                     3,001                     36.44
     10/1/99                     1,000                     36.81
     10/4/99                     1,200                     36.96
     10/5/99                     7,000                     36.00
     10/5/99                       800                     36.06
     10/6/99                       300                     36.49
     10/8/99                     2,000                     35.75
     10/8/99                     2,000                     35.56
     10/8/99                     2,300                     35.99
     10/11/99                    5,475                     35.50
     10/12/99                      900                     35.58
     10/13/99                    9,600                     32.19
     10/14/99                      500                     31.45
     10/18/99                    1,000                     30.00
     10/18/99                    1,400                     30.34
     10/19/99                      500                     31.12
     10/21/99                      100                     31.57
     10/22/99                    1,000                     31.05
     10/26/99                    1,100                     31.40
     10/28/99                      100                     32.07
     10/29/99                      200                     32.07
     11/1/99                       200                     32.45
     11/2/99                       300                     32.57
     11/4/99                     6,375                     31.88
     11/8/99                       800                     32.26
     11/9/99                       200                     31.82
     11/10/99                      100                     32.57
     11/11/99                      100                     32.13
     11/15/99                      200                     31.82
     11/16/99                      300                     31.65
     11/17/99                      400                     31.82
     11/18/99                    2,800                     31.95
     11/22/99                    1,700                     31.82
     11/22/99                      500                     31.23
     11/23/99                    2,800                     30.90
     11/23/99                    1,000                     31.06
     11/24/99                    1,000                     30.65
     11/24/99                      800                     30.63
     11/29/99                    1,000                     30.26
     11/29/99                      500                     29.81
     11/30/99                      500                     29.77
     11/30/99                      500                     29.31

                                     13D
CUSIP No. 001031103                                        Page 26 of 31 Pages

     12/1/99                       600                     29.45
     12/1/99                     3,000                     27.82
     12/2/99                       200                     27.57
     12/3/99                       200                     27.57
     12/6/99                     1,800                     27.80
     12/7/99                       300                     27.65
     12/7/99                     2,100                     27.47
     12/8/99                       700                     27.51
     12/9/99                       100                     27.31
     12/9/99                       600                     27.42
     12/10/99                      600                     27.17
     12/13/99                    1,200                     26.81
     12/13/99                    3,500                     26.94
     12/14/99                      800                     26.81
     12/14/99                      300                     26.38
     12/15/99                    1,100                     26.64
     12/16/99                      900                     26.82
     12/17/99                      800                     26.71
     12/20/99                      300                     26.72
     12/21/99                      900                     26.04
     12/21/99                      200                     25.71
     12/22/99                      200                     25.82
     12/23/99                      800                     26.53
     12/23/99                      200                     26.95
     12/27/99                    1,100                     26.41
     12/29/99                      400                     26.38
     12/30/99                      500                     25.72
     12/31/99                    1,000                     25.30
     1/3/00                      1,100                     24.71
     1/3/00                        600                     24.86
     1/6/00                        200                     23.18
     1/6/00                      1,000                     23.30
     1/7/00                        300                     23.07
     1/7/00                      1,000                     24.26
     1/10/00                     1,000                     25.51
     1/21/00                     3,900                     27.48
     1/21/00                       700                     26.99
     1/26/00                     1,200                     29.01
     1/28/00                       100                     29.92
     2/7/00                        900                     34.00
     2/8/00                      3,575                     33.17
     2/8/00                      1,400                     32.93
     2/9/00                      1,700                     32.24
     2/10/00                     1,900                     32.08
     2/11/00                     5,000                     31.44

                                     13D
CUSIP No. 001031103                                        Page 27 of 31 Pages

                                  SCHEDULE C
                                  ----------

                            EGS Overseas Fund, Ltd.
                            -----------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

      8/23/99                      100                     36.57

                                     13D
CUSIP No. 001031103                                        Page 28 of 31 Pages

                                  SCHEDULE D
                                  ----------

                              Bev Partners, L.P.
                              ------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     11/4/99                       700                    31.88
     1/11/00                       400                    25.70
     1/12/00                       800                    25.59
     1/12/00                       800                    25.48
     1/13/00                       500                    26.01
     1/14/00                       200                    26.32
     1/18/00                     2,400                    25.96
     1/19/00                       400                    26.20
     1/20/00                     1,100                    28.18
     1/24/00                       300                    27.78
     1/25/00                       720                    27.96
     1/27/00                       600                    29.36
     1/31/00                       300                    31.90
     2/1/00                        100                    32.03
     2/1/00                        500                    32.27
     2/2/00                        800                    33.16
     2/3/00                      1,300                    33.62
     2/4/00                        400                    33.70
     2/8/00                        100                    32.93
     2/8/00                        400                    33.17
                               153,985

                                     13D
CUSIP No. 001031103                                        Page 29 of 31 Pages

                                  SCHEDULE E
                                  ----------

                             Jonas Partners, L.P.
                             --------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     10/27/98                      800                    20.57
     12/18/98                    2,000                    21.07
     2/5/99                      5,000                    19.13

                                     13D
CUSIP No. 001031103                                        Page 30 of 31 Pages

                                  SCHEDULE F
                                  ----------

                             FK Investments, L.P.
                             --------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     10/18/1999                 (1,600)                    30.72
     10/19/1999                   (500)                    31.00
     10/28/1999                   (100)                    31.97
     10/29/1999                   (500)                    31.88
     11/18/1999                   (100)                    31.81
     11/19/1999                   (600)                    32.06
     12/03/1999                   (600)                    28.00
     12/07/1999                 (1,000)                    27.38

                                     13D
CUSIP No. 001031103                                        Page 31 of 31 Pages

                                  SCHEDULE G
                                  ----------

                                William Ehrman
                             --------------------

                      Transactions in the Common Stock

                                                     Price Per Share
  Date of                    Number of                 (including
Transaction             Shares Purchased/(Sold)     Commissions, if any)
------------------------------------------------------------------------

     6/1/99                      (4500)                  37.13
     6/1/99                      (4500)                  37.13